Contact:
Patty Kehe
Corporate Secretary
Dynasil Corporation of America
Phone: (617) 668-6855
pkehe@dynasil.com

Dynasil Corporation of America Reports
Second Quarter Fiscal 2014 Financial Results

Company Regains Bank Compliance and Records Second Quarter of Profitability

Watertown, MA, May 12, 2014 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced financial results for the fiscal 2014 second quarter ended March 31, 2014.

Dynasil reported net income attributable to common stockholders for the quarter of $272,000 or $0.02 per share, compared with a net loss of ($7,242,000), or ($0.49) per share, for the quarter ended March 31, 2013. Net income for the six months ended March 31, 2014 is $1,729,000, or $0.11 per share, as compared to a net loss of ($7,621,000), or ($0.52) per share, for the comparable period in 2013.

“I am pleased to report that Dynasil had a second consecutive quarter of profitability and, as previously reported, we recently closed on a new revolving line of credit with Middlesex Savings Bank and have regained compliance with the terms of our subordinated loan from Massachusetts Capital Resource Company,” said Dynasil Chairman and Interim CEO Peter Sulick. “Additionally, with the improved operational performance within our Optics Group and improvements in our Contract research profitability we have largely replaced the revenue lost as a result of the disposition of our Instruments segment.”

Net revenue for the second quarter of fiscal 2014 decreased slightly to $10.4 million, from $10.5 million in the second quarter of fiscal 2013. In this quarter, the Optics segment’s revenues increased approximately $900,000, or 21.8% over the same period in the prior year. This increase was offset by a $1.0 million decrease in revenues from the now divested Instruments segment which was sold during the first quarter of 2014.

Operating expenses for the three months ended March 31, 2014 were $3.9 million, a decrease of $8.1 million compared to the same period in 2013. This decrease brings our operating expenses more in line with our traditional experience, following a $6.8 million impairment charge in the quarter ended March 31, 2013 to write-down the goodwill and long-lived assets of the Company’s Instruments segment. Additionally, the now disposed lead paint detection and medical products businesses in the Instruments segment, incurred substantial development costs associated with product refreshes during the second quarter of 2013.

As a result, operating income for the quarter ended March 31, 2014, increased to approximately $500,000 from a loss of ($7.2) million in the quarter ended March 31, 2013.

On May 1, 2014, the Company entered into a three year revolving line of credit arrangement with Middlesex Savings Bank. Upon the closing of the loan, the Company repaid the approximately $1.8 million owed Santander Bank, N.A. and the $600,000 of accrued interest due Massachusetts Capital Resource Company, the subordinated lender. As a result, the Company is no longer in default of any of its loan obligations and has reclassified the subordinated debt to a long term liability based on its terms.

“Now that we have been successful in regaining compliance with our bank covenants, the Company can pursue growth opportunities in the optics market, as well as continuing to develop cutting-edge technologies within our Contract Research segment,” stated Mr. Sulick. “We are also happy to report that our joint venture with Mayo Clinic, Xcede Technologies, has raised an additional $250,000 from note holders to further fund it research efforts in tissue sealant technology.”

The Company has no conference calls scheduled at this time.

About Dynasil
Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing.  Dynasil has an impressive and growing portfolio of issued and pending U.S. patents.  The Company is based in Watertown, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-looking Statements

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our compliance with the financial covenants under our loan agreements with Middlesex Savings Bank and Massachusetts Capital Resource Company, Xcede obtaining financing from outside investors, the commercialization of our products including our dual mode detectors, our development of new technologies including at Dynasil Biomedical, our ability to remediate the material weaknesses in our internal control over financial reporting, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans,” “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward looking statements could differ materially from those stated in such forward looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to comply with the financial covenants under our outstanding indebtedness, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, our ability to address our material weaknesses in our internal controls, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10 K, filed on December 20, 2013, including the risk factors contained in Item 1a, the Company’s Quarterly Report on Form 10-Q filed on February 12, 2014 and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries
Consolidated Balance Sheet

ASSETS	March 31, 2014	September 30, 2013
Current Assets
Cash and cash equivalents	$3,465,644	$2,436,828
Accounts receivable, net	2,781,759	3,657,320
Costs in excess of billings and unbilled receivables	1,917,012	1,537,318
Inventories, net of reserves	2,979,550	3,140,244
Prepaid expenses and other current assets	1,387,620	1,291,942
Total current assets	12,531,585	12,063,652

Property, Plant and Equipment, net	4,670,360	4,773,779
Other Assets
Intangibles, net	1,321,561	3,484,583
Goodwill	6,272,228	6,240,983
Deferred financing costs, net	37,739	114,229
Total other assets	7,631,528	9,839,795

Total Assets	$24,833,473	$26,677,226

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$1,976,769	$9,819,048
Capital lease obligations, current	128,979	124,383
Accounts payable	2,283,275	2,056,262
Deferred revenue	193,890	515,790
Accrued expenses and other liabilities	3,482,572	2,846,850
Total current liabilities	8,065,485	15,362,333

Long-term Liabilities
Long-term debt, net of current portion	3,127,795	-
Capital lease obligations, net of current portion	163,116	232,173
Convertible notes	383,084	-
Pension liability	249,966	249,966
Deferred tax liability	179,927	186,866
Total long-term liabilities	4,103,888	669,005

Stockholders' Equity
Dynasil stockholders' equity	12,694,587	10,645,888
Noncontrolling interest	(30,487)	-
Total stockholders' equity	12,664,100	10,645,888

Total Liabilities and Stockholders' Equity	$24,833,473	$26,677,226

Dynasil Corporation of America and Subsidiaries

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2014	2013	2014	2013
Net revenue	$10,406,458	$10,484,530	$21,117,986	$21,037,805
Cost of revenue	6,047,571	5,843,017	12,308,571	11,890,038
Gross profit	4,358,887	4,641,513	8,809,415	9,147,767
Operating expenses:
Sales and marketing	312,729	486,544	709,534	966,422
Research and development	378,379	573,229	724,577	1,210,358
General and administrative	3,200,552	4,066,682	6,480,546	7,647,216
Impairment of goodwill and long-lived assets	-	6,763,072	-	6,763,072
Total operating expenses	3,891,660	11,889,527	7,914,657	16,587,068
Gain on sale of assets	-	-	(1,186,686)	-
Income (loss) from operations	467,227	(7,248,014)	2,081,444	(7,439,301)
Interest expense, net	209,330	177,159	422,107	363,916
Income (loss) before taxes	257,897	(7,425,173)	1,659,337	(7,803,217)
Income tax (credit) provision	4,602	(183,443)	(39,441)	(182,145)
Net income (loss)	253,295	(7,241,730)	1,698,778	(7,621,072)
Less: Net loss attributable to noncontrolling interest	(18,300)	-	(30,487)	-
Net income (loss) attributable to common stockholders	$271,595	$(7,241,730)	$1,729,265	$(7,621,072)

Net income (loss)	$253,295	$(7,241,730)	$1,698,778	$(7,621,072)
Other comprehensive income (loss):

Foreign currency translation	36,845	(275,360)	73,009	(245,621)
Total comprehensive income (loss)	$290,140	$(7,517,090)	$1,771,787	$(7,866,693)

Basic net income (loss) per common share	$0.02	$(0.49)	$0.11	$(0.52)
Diluted net income (loss) per common share	$0.02	$(0.49)	$0.11	$(0.52)

Weighted average shares outstanding
Basic	15,102,023	14,770,943	15,061,890	14,721,733
Diluted	15,285,232	14,770,943	15,216,915	14,721,733